PATENTS PROFESSIONAL, INC.

www.patentsprofessional.com

info@patentsprofessional.com

Telephone: 775 321-8206

Fax: 775 562-4736

September 23, 2009

Attention: Melissa Feider

Re: Patents Professionals

File No. 333-160031

Dear Ms. Feider

Thanks you for your letter dated September 22, 2009. The Company has hired the firm of Seale and Beers CPA’s as the Company’s new auditor to reaudit the company’s year end of for inclusion in the company’s S-1.

The Company also acknowledges that it is responsible for the adequacy and accuracy of its disclosures in its filings.

The Company also acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

//Wagner Massao Yomoguita//

President & CEO